EXHIBIT 99.1

ASX/MEDIA RELEASE
7 October 2005

RetisertTM approved for full US Medicare rebate

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that the Centers for Medicare & Medicaid Services in the United States has designated the single-indication orphan drug RetisertTM as eligible for Medicare pass-through payment under the Hospital Outpatient Prospective Payment System (OPPS) effective 1 October 2005.

This week, pSivida entered into a definitive merger agreement to acquire Control Delivery Systems (CDS), a private US drug delivery company located in the Boston, Massachusetts area. RetisertTM was developed by CDS and global eye care health company, Bausch & Lomb commenced marketing the product in the US in June.

The acquisition of CDS is expected to close in the fourth quarter of 2005 and is subject to Australian regulatory and pSivida shareholder approvals, as well as other customary closing conditions.

RetisertTM for Uveitis

Bausch & Lomb’s RetisertTM is the world’s first intravireal drug implant for the treatment of this condition that affects an estimated 175,000 people in the United States and an estimated 800,000 people worldwide. The product received FDA fast track status, designed to allow for priority review of novel therapies for serious diseases for which there is an unmet medical need. It also received FDA orphan drug designation for this indication. Control Delivery Systems anticipates receiving royalties from Bausch & Lomb from this product this year and is presently priced at US$18,250 for a treatment period of 30 months.

A copy of the Bausch & Lomb media release is attached.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

CDS Revenues

Control Delivery Systems had unaudited revenues of US$8 million for the year ended 30th June 2005 which does not include RetisertTM royalties as marketing of that product has only recently commenced by Bausch & Lomb.

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to negotiate and consummate the proposed acquisition, our inability to successfully integrate the CDS’s operations and employees; the failure of the CDS’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

Bausch & Lomb Announces Medicare Reimbursement Terms for Retisert(TM)

10/6/2005 8:01:00 AM EST

Bausch & Lomb announced today that the Centers for Medicare & Medicaid Services has designated the single-indication orphan drug Retisert(TM) (fluocinolone acetonide intravitreal implant), 0.59 mg, as eligible for Medicare pass-through payment under the Hospital Outpatient Prospective Payment System (OPPS) effective October 1.

The payment rate to hospitals billing for Retisert using HCPCS code C9225 is set at $19,345, as reported in the October 2005 update of OPPS Addendum A on the CMS website, http://www.cms.hhs.gov/providers/hopps. The payment methodology is based upon 106 percent of wholesale acquisition cost (WAC). Coding and payment amounts for non-Medicare procedures vary by insurer.

Retisert was approved as a single-indication orphan drug by the U.S. Food and Drug Administration in April for the treatment of chronic noninfectious uveitis affecting the posterior segment of the eye, a sight-threatening inflammatory disease. Bausch & Lomb launched Retisert in the U.S. in June.

The most common adverse events - which are anticipated given the nature of the disease and the type of drug used - include cataract progression, which is managed by standard cataract surgery; increased intraocular pressure, which is managed with the use of IOP-lowering eye drops or filtering surgery; and procedural complications and eye pain.

Bausch & Lomb is the eye health company, dedicated to perfecting vision and enhancing life for consumers around the world. Its core businesses include soft and rigid gas permeable contact lenses and lens care products, and ophthalmic surgical and pharmaceutical products. The Bausch & Lomb name is one of the best known and most respected healthcare brands in the world. Founded in 1853, the Company is headquartered in Rochester, New York. Bausch & Lomb's 2004 revenues were $2.2 billion; it employs approximately 12,400 people worldwide and its products are available in more than 100 countries. More information about the Company can be found on the Bausch & Lomb Web site at www.bausch.com. Copyright Bausch & Lomb Incorporated.

TM/(R) denote trademarks of Bausch & Lomb Incorporated